ASX RELEASE | July 3, 2019 | ASX:PLL; NASDAQ:PLL

This ASX announcement is not for release to US wire services or distribution in the United States

INSTITUTIONAL PLACEMENT TO RAISE A$21 MILLION

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) (“Piedmont” or “Company”) is pleased to announce that it has received commitments to place 145 million shares at an issue price of A$0.145 per share to institutional investors to raise gross proceeds of A$21 million (“Placement”).
The Placement was led by cornerstone investor, Fidelity International (“Fidelity”), a global asset Company.
The Company is also pleased that its largest shareholder, AustralianSuper, the largest industry super fund in Australia, has agreed to subscribe for 19 million shares to maintain its pro-rata 13% position, further confirming its continued support for the Company and its Piedmont Lithium Project.
The order book was rounded out with a number of high-quality Australian and Asian institutions, including some existing shareholders and others new to the Piedmont story.
Mr. Keith Phillips, President and CEO, said: “We are extremely pleased to welcome Fidelity to our register as a substantial shareholder, and for the continued support of AustralianSuper and several other quality institutional investors in our Company participating based on their strong confidence in the quality of our Piedmont Lithium Project and the prospects for our Company. Securing these funds will allow us to maintain our ambitious development timetable for what we believe to be the world’s most strategically located lithium project.”
Proceeds from the Placement will be used to complete a definitive feasibility study (“DFS”) and provide funding for the Company to continue development of its 100% owned Piedmont Lithium Project (“Project”) located in the world-class Carolina Tin-Spodumene Belt (“TSB”) in the United States, including additional drilling to upgrade the Project’s Inferred resources to Indicated resources, additional metallurgical testwork and engineering studies, ongoing land consolidation, and general working capital.
The issue price of A$0.145 represents a 9% discount to the last closing price of A$0.16 and an 11% discount to the 20-day VWAP of A$0.163. The Company expects to issue the Placement shares on or about 10 July 2019 and will issue the shares under Listing Rules 7.1 and 7.1A.
Shaw and Partners Limited and Aitken Murray Capital Partners acted as Joint Lead Managers to the Placement and Taylor Collison Limited and Foster Stockbroking acted as co-managers.
For further information, contact:
Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: keith@piedmontlithium.com	E: taso@piedmontlithium.com

Information required under ASX Listing Rule 3.10.5A:
The Company expects to issue 77,961,965 shares under Listing Rule 7.1 and 67,038,035 shares under Listing Rule 7.1A. Following issue of the shares, the Company will have a remaining issue capacity under Listing Rule 7.1 of 15,745,087 shares and no remaining issue capacity under Listing Rule 7.1A.
The information required under ASX Listing Rule 3.10.5A is set out below:
(a) Dilution to existing shareholders as a result of the issue under Listing Rule 7.1A is 10%, dilution to existing shareholders as a result of the issue under Listing Rule 7.1 is 8% and the total dilution to existing shareholders is 18%. Details regarding the participation of existing and new shareholders is not able to be determined yet and will be provided at completion;
(b) The Company will issue 67,038,035 shares under Listing Rule 7.1A because the Placement was considered to be a more efficient mechanism for raising funds. The Placement did not expose the Company to additional costs, a protracted process and market volatility that may have been experienced with a pro-rata issue or other type of issue in which existing ordinary shareholders would have been eligible to participate;
(c) No underwriting arrangements are in place for the Placement under Listing Rule 7.1A; and
(d) A fee of up to 5% may be paid to brokers in connection with the Placement under Listing Rule 7.1A.
Not for release to US wire services or distribution in the United States
This announcement has been prepared for publication in Australia and may not be released in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions registered under the US Securities Act or exempt from the registration of the US Securities Act and applicable US state securities laws.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.